EXHIBIT 99.2

MOGO INC.

and

MOKA FINANCIAL TECHNOLOGIES INC.

and

ALL OF THE SHAREHOLDERS OF MOKA FINANCIAL TECHNOLOGIES INC., AS LISTED IN APPENDIX A HERETO

SHARE EXCHANGE AGREEMENT

May 4, 2021

ARTICLE 1
INTERPRETATION AND CONSTRUCTION

Section 1.1	Defined Terms	4
Section 1.2	Construction	11
Section 1.3	Date for Any Action	11
Section 1.4	Knowledge	11
Section 1.5	Appendices and Disclosure Letters	12

ARTICLE 2
THE SHARE EXCHANGE

Section 2.1	Share Exchange	12
Section 2.2	Evidence of Shares	12

ARTICLE 3
ESCROW AND VESTING RESTRICTION

Section 3.1	Escrow and Vesting Restrictions for the Moka CEO	13
Section 3.2	Escrow and Vesting Restrictions for the Other Employee Shareholders	13
Section 3.3	Escrow and Vesting Restrictions for [commercially sensitive information redacted]	13
Section 3.4	Other Escrow and Vesting Provisions	14

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

Section 4.1	Representations and Warranties of the Vendors	14
Section 4.2	Representations and Warranties Regarding Moka	16
Section 4.3	Representations and Warranties of Mogo	27

ARTICLE 5
PRE-CLOSING COVENANTS

Section 5.1	Director and Officer Liability Insurance	30
Section 5.2	Payment to the Bank of Nova Scotia	31
Section 5.3	Conversion of Preferred Shares	31
Section 5.4	Termination of Moka Shareholders' Agreement	31

ARTICLE 6
CLOSING

Section 6.1	Time and Place of Closing	31
Section 6.2	Moka Deliveries at Closing	31
Section 6.3	Mogo Deliveries at Closing	32

ARTICLE 7
POST-CLOSING COVENANTS

Section 7.1	MAME Buy-Sell	32
Section 7.2	Tax Elections	33
Section 7.3	Board Matters	33
Section 7.4	Confidentiality	33
Section 7.5	Public Disclosure	34

2

ADDENDA

Appendix A Vendors	42
Appendix B Third Party Claim Procedure	43
Appendix C Representations of US Vendor	44

3

SHARE EXCHANGE AGREEMENT

THIS AGREEMENT is made effective as of May 4, 2021, among MOGO INC., a corporation existing under the laws of the Province of British Columbia with its head office at 2100-401 West Georgia Street, Vancouver, British Columbia, V6B 5A1 (“Mogo”), MOKA FINANCIAL TECHNOLOGIES INC., a corporation existing under the federal laws of Canada with its head office at PH5-642 rue De Courcelle, Montréal, Québec H4C 3C5 (“Moka”) and ALL OF THE SHAREHOLDERS OF MOKA, AS LISTED IN APPENDIX A HERETO (collectively, the “Vendors”).

WHEREAS, Moka was incorporated under the Canada Business Corporations Act, and is a private company focused on the development and ownership of financial technologies (the "Business");

AND WHEREAS, Mogo was continued under the Business Corporations Act (British Columbia), and is a reporting issuer in all the provinces and territories of Canada, the common shares of which are listed for trading on the Toronto Stock Exchange (the “TSX”) and the NASDAQ Capital Market (“NASDAQ”);

AND WHEREAS, all of the Vendors and Moka are parties to a unanimous shareholders agreement dated August 6, 2019 (the "Moka Shareholders' Agreement");

AND WHEREAS, Mogo wishes to acquire all of the issued and outstanding equity interests of Moka from the Vendors, including all securities convertible into equity interests of Moka, in exchange (the “Share Exchange”) for the issuance of an aggregate of 4,999,991 common shares in the capital of Mogo, such that following completion of the Share Exchange, Mogo will own 100% of the issued and outstanding equity interests of Moka;

AND WHEREAS, the Parties (as defined below) wish to effect the Share Exchange on the terms and conditions contained in this Agreement (as defined below).

THEREFORE, this Agreement witness that in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

ARTICLE 1
INTERPRETATION AND CONSTRUCTION

Section 1.1 Defined Terms

In this Agreement, unless there is something in the context or subject matter inconsistent therewith, the following words and terms shall have the indicated meanings and grammatical variations of such words and terms shall have corresponding meanings:

“Advisors” when used with respect to any person, shall mean such person's directors, officers, employees, representatives, agents, counsel, accountants, other professional advisors and consultants;

“Agreement” means this Share Exchange Agreement and any supplementary or ancillary agreement, instrument or document hereto, all as may be amended from time to time;

“Ancillary Agreements” means each agreement to be delivered by a Party in connection with the Closing;

“ASPE” means the Accounting Standards for Private Enterprises;

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"Business" has the meaning set out in the recitals hereof;

“Business Day” means any day other than a Saturday, Sunday or statutory holiday in the Province of British Columbia or Quebec;

“Buy-Sell Agreement” means the agreement of sale and purchase between Tactex and the MAME Buy-Sell Shareholders dated April 13, 2021;

“Canadian Securities Laws” means the Securities Act (British Columbia) or equivalent legislation in each of the Provinces of Canada and the respective regulations under such legislation together with applicable published rules, regulations, policy statements, national instruments and memoranda of understanding of the Canadian Securities Administrators and the securities regulatory authorities in such Provinces;

“Closing” means the completion of the transactions contemplated by this Agreement, including the Share Exchange;

“Closing Date” means the date of Closing, which shall be the date hereof;

"Closing Date Indebtedness” means the aggregate amount of indebtedness owing by the Moka Corporations to the Bank of Nova Scotia as of the Closing Date in accordance with the Payout Statement;

"Code" has the meaning set out in Section 7.2(3) hereof;

"Collective Agreements" means collective agreements and related documents including benefit agreements, letters of understanding, letters of intent and other written communications (including arbitration awards) by which a Person is bound;

"Confidential Information" has the meaning set out in Section 7.4 hereof;

"Contract" means any agreement, contract, lease (real property or otherwise), licence, undertaking, engagement or commitment of any nature, whether written or oral;

“Contribution Agreement” has the meaning set out in Section 7.1(2) hereof;

"Corporation Software" means all material Software used by any Moka Corporation in the Business;

“Damages” means any losses, liabilities, damages or expenses (including reasonable legal fees and expenses) whether resulting from an action, suit, proceeding, arbitration, claim or demand that is instituted or asserted by a third party, including a Governmental Entity, or a cause, matter, thing, act, omission or state of facts not involving a third party;

"Data Room" means the virtual data room entitled "Moka Data Room March 2021" established by Moka to which Mogo and its representatives have been provided access as at March 12, 2021;

“Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by the Moka and the Vendors to Mogo with this Agreement;

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“Dutch Regulatory Consent” means the Dutch Central Bank regulatory approval or non-objection letter in connection with the transactions contemplated in this Agreement following which Tactex may reacquire the MAME Securities from the MAME Buy-Sell Shareholders;

"Employee Plans" means all the employee benefit, fringe benefit, supplemental unemployment benefit, bonus, incentive, profit sharing, termination, change of control, pension, retirement, savings, stock option, stock purchase, stock appreciation, health, welfare, medical, dental, disability, life insurance and similar plans, programmes, arrangements or practices relating to any current or former employees, officers or directors of any of the Moka Corporations maintained, sponsored, contributed to or funded by any Moka Corporation or under which any Moka Corporation may have any liability contingent or otherwise other than benefit plans established pursuant to statute;

"Employment Contracts" means Contracts other than Employee Plans, relating to any of the employees of any Moka Corporation;

"Escrow Agreements" means the escrow agreements as described in ARTICLE 3, and an "Escrow Agreement" shall mean any one of such agreements, as applicable;

“Escrowed Mogo Shares” means the aggregate number of Mogo Shares received by an Other Employee Shareholder pursuant to this Agreement on exchange of such Other Employee Shareholder's Moka Shares, less the number of Vesting Mogo Shares of such Other Employee Shareholder;

“Good Reason” means a change in title resulting in the Moka CEO no longer being a c-suite executive or a reduction in compensation for the Moka CEO (other than as part of a temporary reduction in compensation for the entire c-suite of Mogo and Moka of no more than six (6) months;

“Governmental Entity” means: (i) any governmental or public department, central bank, court, minister, governor-in-council, cabinet, commission, tribunal, board, bureau, agency, commissioner or instrumentality, whether international, multinational, national, federal, provincial, state, county, municipal, local, or other; (ii) any subdivision or authority of any of the above; (iii) any stock exchange; and (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above.

“Incomplete Divestiture” has the meaning set out in Section 7.1(2) hereof;

"Indebtedness" means (i) any liability, for borrowed money (including bank loans, lines of credit and loans from related parties), or evidenced by an instrument for the payment of money, or incurred in connection with the acquisition of any property, services or assets (including securities), or relating to a capitalized lease obligation, or any other obligation that meets the definition of a liability in accordance with ASPE, other than, in each case (w) accounts payable representing unsecured claims of trade creditors created or assumed in the Ordinary Course in connection with the obtaining of materials or services, and (x) any intercompany liabilities solely as between the Moka Corporations, (ii) any obligations under exchange rate contracts, interest rate protection agreements or other hedging or derivatives arrangements, (iii) any obligations to reimburse the issuer of any letter of credit (where the issuer has made payment on such letter of credit), surety bond, performance bond or other guarantee of contractual performance, in each case to the extent drawn, and (iv) any payments, fines, fees, penalties or other amounts applicable to or otherwise incurred in connection with, or as a result of any prepayment or early satisfaction of, any obligation described in clauses (i) through (iii) above;

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“Indemnified Person” means a Person with indemnification rights or benefits under this Agreement, including pursuant to ARTICLE 8.

“Indemnifying Party” means a Party against which a claim may be made for indemnification under this Agreement, including pursuant to ARTICLE 8.

“Institutional Vendors" means [commercially sensitive information redacted].

"Intellectual Property" means domestic and foreign: (i) patents, provisional patent applications, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) proprietary and non-public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing; (iii) copyrights, copyright registrations and applications for copyright registration; (iv) mask works, mask work registrations and applications for mask work registrations; (v) designs, design registrations, design registration applications and integrated circuit topographies; (vi) trade names, business names, corporate names, domain name registrations, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; and (vii) any other intellectual property and industrial property;

“ITA” means the Income Tax Act (Canada), as amended and all regulations thereunder;

“Law” means any applicable laws, including international, national, federal, provincial, state, municipal and local laws, treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, bylaws, rules, regulations, forms, ordinances, or other requirements of any Regulatory Authority having the force of law;

"Lien" means any mortgage, charge, pledge, hypothec, security interest, assignment, lien (statutory or otherwise), easement, title retention agreement or arrangement, conditional sale, deemed or statutory trust, restrictive covenant or other encumbrance of any nature which, in substance, secures payment or performance of an obligation;

“MAME” means Moka Asset Management Europe B.V., a Subsidiary of Moka existing under the laws of the Netherlands;

“MAME Buy-Sell Shareholders” means [commercially sensitive information redacted];

“MAME Securities” means all of the issued and outstanding securities of MAME;

“Material Adverse Change” means any event, change, development or occurrence that, individually or together with any other event, change, development, or occurrence, is or would reasonably be expected to be materially adverse to the business, condition (financial or otherwise), assets, results of operations, or prospects of a Person whether individually or taken as a whole;

"Material Contracts" has the meaning set out in Section 4.2(m) hereof;

“Mogo Board” means the board of directors of Mogo, as constituted from time to time;

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“Mogo Consideration Shares” means the 4,999,991 Mogo Shares to be issued to the Vendors;

"Mogo Disclosure Letter" means the disclosure letter dated the date of this Agreement and delivered by Mogo to Moka and the Vendors with this Agreement;

“Mogo Public Documents” means all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed or delivered by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein;

“Mogo Redemption Right” has the meaning set out in Section 8.4 hereof;

"Mogo Related Person" has the meaning set out in Section 4.2(x)(ii)(D) hereof;

“Mogo Shares” means the common shares the capital of Mogo which includes, for greater certainty, the Mogo Consideration Shares;

“Moka Board” means the board of directors of Moka, as constituted from time to time;

“Moka CEO” mean the Chief Executive Officer of Moka;

"Moka Corporations" means Moka and the Subsidiaries, and a "Moka Corporation" shall mean any one of them, as applicable;

“Moka Financial Statements” means all financial statements of Moka Corporations since 2018, both audited and unaudited as applicable, and includes, as applicable, but is not limited to, a balance sheet, statement of operations and deficit, statement of cash flows and notes;

“Moka Options” means the outstanding options to purchase Moka Shares granted by Moka pursuant to the second amended and restated share option plan dated September 4, 2019;

"Moka Related Person" has the meaning set out in Section 4.2(x)(ii)(G) hereof;

“Moka Shareholders' Agreement” has the meaning set out in the recitals hereof;

“Moka Shares” means the issued and outstanding shares in the capital of Moka;

“NASDAQ” has the meaning set out in the recitals hereof;

"Ordinary Course" means, with respect to an action taken by a Person, that such action is consistent with the past practices of the Person and is taken in the ordinary course of the normal day-to-day operations of the Person and is not materially adverse to such Person;

“Outside Date” means July 1, 2021, or such later date as may be agreed by Mogo and Moka in writing;

“Other Employee Shareholders” means Vendors, other than the Moka CEO, who are employees of Moka or Tactex immediately prior to the Closing Date;

“Parties” means the Vendors, Mogo and Moka and any other Person who may become a party to this Agreement;

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"Payout Statement" means with respect to the Bank of Nova Scotia, a letter or other instrument addressed by the bank to Mogo and Moka, setting out all the indebtedness owing by the Moka Corporations to the bank as at the Closing Date and containing an irrevocable undertaking from the bank to take all required actions to release and discharge at Closing or as soon as practically possible following Closing, all Liens charging or secured by any of the Moka Shares or any assets used in carrying on the Business, upon receipt by the bank of the payment of the Closing Date Indebtedness;

“Person” means an individual, partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Entity, and pronouns have a similarly extended meaning;

"Personal Information" means, in addition to any definition for any similar term (e.g., "personal data", "personally identifiable information," or "PII") provided by Law, or by any Moka Corporation in any privacy policy, privacy notice or other public-facing statement of any Moka Corporation, information in the possession or under the control of any Moka Corporation about an identifiable individual. For the avoidance of doubt, Personal Information may relate to any individual, including a current, prospective or former customer or employee of any Person, and includes information in any form, including paper, electronic and other forms;

“Power of Attorney” has the meaning set out in Section 9.3(2) hereof;

"Publicly Available Software" means (a) any Software that contains, or is derived in any manner (in whole or in part) from, any Software that is distributed as "free software" or "open source software" (e.g. Linux), or pursuant to "open source," "copyleft" or similar licensing and distribution models, whether or not approved on the "Open Source Initiative"; and (b) any Software that requires as a condition of use, modification, and/or distribution of such Software that such Software or other Software incorporated into, derived from, or distributed with such Software (i) be disclosed or distributed in source code form; (ii) be licensed for the purpose of making derivative works; or (iii) be redistributable at no or minimal charge. Publicly Available Software includes, without limitation, Software licensed or distributed pursuant to any of the following licenses or distribution models similar to any of the following: (a) GNU General Public License (GPL) or Lesser/Library GPL (LGPL), (b) the Artistic License (e.g. PERL), (c) the Mozilla Public License, (d) BSD licenses, (e) the Netscape Public License, (f) the Sun Community Source License (SCSL), the Sun Industry Source License (SISL), and (g) the Apache Software License;

“Regulatory Authority” means:

(1)

any multinational or supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing;

(2)	any self-regulatory organization or stock exchange, including the TSX and NASDAQ;

(3)	any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; and

(4)	any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies pursuant to the foregoing;

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"Securities Authorities" means collectively each applicable securities commission or securities regulatory authority having jurisdiction over any Moka Corporation, which, for greater certainty, shall include the Autorité des Marches Financiers;

"Self-Help Code or Unauthorized Code" has the meaning set out in Section 4.2(p)(i) hereof;

“Share Exchange” has the meaning set out in the recitals hereof;

"Software" means computer software and programs (both source code and object code form), all proprietary rights in the computer software and programs and all documentation and other materials related to the computer software and programs, other than off-the-shelf software;

“Subsidiaries” has the meaning set out in Section 4.2(b) hereof;

“Tactex” means Tactex Asset Management Inc., a wholly-owned subsidiary of Moka existing under the laws of Canada;

"Tax Election Form" has the meaning set out in Section 7.2(2) hereof;

“Third Party Claim” means any action, suit, proceeding, arbitration, claim or demand that is instituted or asserted by a third party, including a Governmental Entity, against an Indemnified Person which entitles the Indemnified Person to make a claim for indemnification under this Agreement;

"Third Party Licenses" has the meaning set out in Section 4.2(o)(iii) hereof;

“TSX” has the meaning set out in the recitals hereof;

“Un-Vested Moka Option Shares” means the Moka Shares acquired by an Other Employee Shareholder immediately prior to the Share Exchange on exercise of Moka Options held by such Other Employee Shareholder which were accelerated by the board of directors of Moka in connection with the transactions contemplated by this Agreement;

"U.S. Securities Act" has the meaning set out in Section 4.3(q) hereof;

"US Vendor" has the meaning set out in Section 4.1(j) hereof;

“Vendors” has the meaning set out in the recitals hereof;

"Vendors' Representative" has the meaning set out in Section 9.3 hereof; and

“Vesting Mogo Shares” means the number of Mogo Shares received by an Other Employee Shareholder pursuant to this Agreement on exchange of the Un-Vested Moka Option Shares of such person.

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Section 1.2 Construction

In this Agreement, unless there is something in the context or subject matter inconsistent therewith:

(a)

the terms “this Agreement”, “herein”, “hereof” and “hereunder” and similar expressions refer to this Agreement and any supplementary or ancillary agreement, instrument or document hereto, all as may be amended from time to time, and not to any particular article, section or other portion of this Agreement;

(b)	any reference to a currency shall refer to the lawful currency of Canada unless otherwise specifically referenced;

(c)	any reference to a person include its heirs, administrators, executors, legal representatives, successors and permitted assigns;

(d)	any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended, re-enacted or replaced;

(e)

words importing the singular shall include the plural, and vice versa; words importing gender shall include the opposite gender; words importing natural persons shall include corporations, partnerships, trusts and other legal entities, and vice versa; and words importing a particular form of legal entity shall include all other forms of legal entities interchangeably;

(f)

the division of this Agreement into Articles, sections, subsections, paragraphs and other subdivisions, and the use of headings, are for ease of reference only and shall not affect the interpretation or construction hereof

(g)

the words “including”, “includes” and “include” mean “including (or includes or include) without limitation”, and the phrase “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”. Unless otherwise specified;

(h)	the words “Article” and “Section” followed by a number mean and refer to the specified Article or Section of this Agreement; and

(i)

in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding”.

Section 1.3 Date for Any Action

If the date on which any action is required to be taken hereunder is not a Business Day in the place where an action is required to be taken, such action shall be required to be taken on the next succeeding day that is a Business Day in such place.

Section 1.4 Knowledge

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of Moka, it will be deemed to refer to the knowledge of each member of the board of directors of Moka as of the date of this Agreement, after due and diligent inquiry of such Persons as he or she reasonably considers necessary as to the matters that are the subject of the representations and warranties.

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Section 1.5 Appendices and Disclosure Letters

(1)	The following appendices are hereby incorporated in and form part of this Agreement:

Appendix A Vendors

Appendix B Third Party Claim Procedure

Appendix C Representations of US Vendor

(2)

The Disclosure Letter and the Mogo Disclosure Letter form an integral part of this Agreement for all purposes of it. In the event of any inconsistency between any statement in this Agreement and those contained in the Disclosure Letter or the Mogo Disclosure Letter the statement in the Disclosure Letter or the Mogo Disclosure Letter shall prevail. The Disclosure Letter and the Mogo Disclosure Letter themselves and all information contained in them is confidential information and may not be disclosed unless (i) it is required to be disclosed pursuant to applicable Law unless such Law permits the parties to refrain from disclosing the information for confidentiality or other purposes, or (ii) a party needs to disclose it in order to enforce or exercise its rights under this Agreement or to a lender or financier or purchaser of assets.

ARTICLE 2
THE SHARE EXCHANGE

Section 2.1 Share Exchange

(1)

Subject to the terms and conditions hereof, on the Closing Date, each Vendor covenants and agrees to sell, assign and transfer to Mogo all of the issued and outstanding Moka Shares owned by such Vendor as listed in Appendix A, and Mogo covenants and agrees to purchase from each such Vendor, all of the issued and outstanding Moka Shares owned by such Vendor in exchange for the issuance to such Vendor the Mogo Consideration Shares, pro rata in proportion to such Vendor’s holdings of Moka Shares as listed in Appendix A.

(2)

Mogo shall add to the stated capital maintained in respect of the Mogo Shares an amount equal to the aggregate paid-up capital for purposes of the ITA of the Moka Shares immediately prior to the Share Exchange.

Section 2.2 Evidence of Shares

Evidence of the Mogo Shares to be issued pursuant to the Share Exchange as set out in pursuant to Section 2.1(1) will be issued to the Vendors by way of: (a) (i) a book entry only position or other electronic deposit on the records of Mogo's transfer agent, together with delivery of ownership statements to the Vendors; or (ii) the deposit of a certificate evidencing the Mogo Shares to The Canadian Depository for Securities Limited as depository, for credit to the participant and brokerage accounts of the Vendors, as directed by Moka no less than two (2) Business Days prior to the Closing Date; or (b) physical delivery of certificates representing the Mogo Shares registered in the names of the Vendors or in such other name as Moka shall notify Mogo in writing not less than two (2) Business Days prior to the Closing Date. After the Closing Date, all previous certificates for Moka Shares held by Vendors will be deemed null and void.

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ARTICLE 3
ESCROW AND VESTING RESTRICTION

Section 3.1 Escrow and Vesting Restrictions for the Moka CEO

On the Closing Date, the Moka CEO will enter into an escrow agreement pursuant to which the Moka CEO will agree to:

(a)

a six (6) month escrow transfer restriction, with respect to 50% of the Mogo Shares he receives under the Share Exchange, to be released to him on the six (6) month anniversary of the Closing Date; and

(b)

an escrow vesting arrangement that provides that 50% of the Mogo Shares he receives under the Share Exchange will be held in a three (3) year vesting escrow to be released to him on the three (3) year anniversary of the Closing Date. If he ceases to be employed by Moka or Mogo prior to the three (3) year anniversary of the Closing Date (other than as a result of termination without cause by Moka or Mogo, his resignation for Good Reason, disability or death), all of the Mogo Shares held by him that are subject to vesting escrow shall be automatically redeemed by Mogo for no consideration.

Section 3.2 Escrow and Vesting Restrictions for the Other Employee Shareholders

On the Closing Date and except as set out in the Disclosure Letter, the Vendors' Representative, on behalf of each Other Employee Shareholder will enter into an escrow agreement pursuant to which the Vendors' Representative, on behalf of the Other Employee Shareholder, and will agree to:

(a)

A six (6) month escrow transfer restriction, with respect to such Other Employee Shareholder's Escrowed Mogo Shares (and Vesting Mogo Shares, if the aggregate number of Mogo Consideration Shares such Other Employee Shareholder holds is 200 or less) to be released to such Other Employee Shareholder on the six (6) month anniversary of the Closing Date; and

(b)

three (3) year vesting escrow restrictions with respect to such Other Employee Shareholder's Vesting Mogo Shares, with 1/12 of such Vesting Mogo Shares to be released from vesting escrow every three (3) months following the Closing Date. If such Other Employee Shareholder ceases to be employed by Moka, Tactex or Mogo, as applicable prior to the release of vesting escrow (other than as a result of termination without cause by Moka, Tactex or Mogo, as applicable, disability or death), any Vesting Mogo Shares held by such Other Employee Shareholder that remain in vesting escrow shall be automatically redeemed by Mogo for no consideration.

Section 3.3 Escrow and Vesting Restrictions for [commercially sensitive information redacted]

On the Closing Date, [commercially sensitive information redacted] will enter into an escrow agreement pursuant to which it will agree to three (3) year escrow transfer restrictions with respect to 50% of the Mogo Shares to be issued to it pursuant to the Share Exchange, with all such Mogo Shares to be released to it on the three (3) year anniversary of the Closing Date; provided that if [commercially sensitive information redacted] is not appointed to be a director of Mogo at Mogo’s next annual general meeting of shareholders or ceases to be a director of Mogo after being appointed so at Mogo’s next annual general meeting of shareholders (other than in connection with his resignation) such escrowed Mogo Shares shall be released immediately thereafter.

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Section 3.4 Other Escrow and Vesting Provisions

(1)

In addition to the foregoing escrow restrictions in Sections 3.1, 3.2 and 3.3, all Mogo Shares issued to Vendors under the Share Exchange will be subject to a general six (6) month escrow transfer restrictions. On the six (6) month anniversary of the Closing Date, all Mogo Shares issued under the Share Exchange will be released from such general transfer escrow and will become subject to the further transfer and vesting escrows set out in Sections 3.1, 3.2 and 3.3 above, to the extent applicable to such Vendors.

(2)

All Mogo Shares (including for greater certainty, Escrowed Mogo Shares and Vesting Mogo Shares) held in escrow pursuant to the foregoing escrow restrictions will be automatically released from escrow upon the closing of any transaction pursuant to which 100% of the issued and outstanding Mogo Shares, or all or substantially all of the assets of Mogo, are acquired by a single Person (or group of Persons acting jointly and in concert) in a single transaction or series of related transactions.

(3)	In the event of any discrepancy between the terms of this ARTICLE 3 and any of the Escrow Agreements, the Escrow Agreement shall prevail.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

Section 4.1 Representations and Warranties of the Vendors

Each Vendor severally (and not jointly and severally), as to itself only, represents and warrants to Mogo, and acknowledges that Mogo is relying upon such representations and warranties in entering into this Agreement, that:

(a)

Incorporation and Qualification. In the case of such Vendor that is not an individual, such Vendor is incorporated and existing under the laws of the jurisdiction of its organization and has the corporate power and authority to enter into and perform its obligations under this Agreement;

(b)

Corporate Authorization. In the case of such Vendor that is not an individual, the execution and delivery of and performance by such Vendor of this Agreement and the consummation of the transactions contemplated by this Agreement has been duly authorized by all necessary corporate action on the part of such Vendor, and such Vendor has the requisite corporate power and capacity to perform its obligations under this Agreement;

(c)

Execution and Binding Obligation. This Agreement has been duly executed and delivered by such Vendor and constitutes a legal, valid and binding agreement of such Vendor, enforceable against it in accordance with its terms subject only to any limitation under applicable laws relating to (i) bankruptcy, winding-up insolvency, arrangement, fraudulent preference and conveyance, assignment and preference and other similar laws of general application affecting creditors' rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction;

(d)	No Conflict. The execution, delivery and performance by such Vendor of this Agreement and the consummation of the transactions contemplated by this Agreement:

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(i)

in the case of such Vendor that is not an individual, do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) constitute or result in a violation or breach of, or conflict with, or allow any other Person to exercise any rights under, any of the terms or provisions of such Vendor's constating documents;

(ii)

do not and will not (or would not with the giving of notice, the lapse of time or the happening or any other event or condition) constitute or result in a breach or violation of, or conflict with or allow any other Person to exercise any rights under, any of the terms or provisions of any contracts to which such Vendor is a party (including, for greater certainty, the Moka Shareholders' Agreement) or pursuant to which any of its assets or property may be affected;

(iii)	do not and will not result in a breach of, or cause the termination or revocation of, any authorization held by the Vendor in connection with the ownership of the Moka Shares; and

(iv)	do not and will not result in the violation of any Law;

(e)

Required Consents. The Disclosure Letter sets out all consents, approvals, permits, authorizations or filings as may be required for the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement. All such consents, approvals, permits, authorizations or filings have been obtained by such Vendor at Closing;

(f)

Title to Moka Shares. Such Vendor owns that number of Moka Shares set out opposite its name in Appendix A to this Agreement. The Vendor owns such Moka Shares as the registered and beneficial owner with good title, free and clear of all Liens whatsoever, other than the resale restrictions imposed by the Moka Shareholders' Agreement and Moka's constating documents. Upon completion of the transactions contemplated by this Agreement, such Vendor will have transferred to Mogo good and valid title to such Moka Shares, free and clear of all Liens whatsoever, other than the resale restrictions imposed by Moka's constating documents;

(g)

No Other Agreements to Purchase. No Person has any contract, option or warrant or any right or privilege (whether by Law, pre-emptive, contractual or granted by such Vendor) capable of becoming such for the purchase or acquisition from such Vendor of any Moka Shares, other than as provided in the Moka Shareholders’ Agreement;

(h)

Litigation and Absence of Claims. To the knowledge of such Vendor, there are no claims, actions, suits, grievances, arbitrations, investigations, audits, proceedings or other alternative dispute resolution processes (whether judicial, administrative or otherwise) commenced, pending or threatened against such Vendor that would reasonably be expected to materially affect the transactions contemplated by this Agreement, nor to such Vendor’s knowledge is any of the foregoing contemplated nor to its knowledge is there any basis therefor;

(i)

Tax. Either: (i) such Vendor is not a non-resident of Canada for purposes of the ITA, or (ii) the Moka Shares beneficially owned by such Vendor are not “taxable Canadian property”, as defined in subsection 248(1) of the ITA, to such Vendor. Each Vendor holds all of the Moka Shares listed opposite its name in Appendix A as capital property for the purposes of the ITA and deals at arm’s length, within the meaning of the ITA, with Mogo;

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(j)

United States Vendor. In the case of such Vendor that is resident in the United States, being [commercially sensitive information redacted] (each a "US Vendor"), such US Vendor severally (and jointly and severally), as to itself only, represents and warrants to Mogo that all the representations contained on Appendix C are true, accurate and complete;

(k)

Legends. Each Vendor acknowledges that the Mogo Shares issued to such Vendor pursuant to the Share Exchange will bear and be subject to a four-month restrictive legend prescribed by National Instrument 45-102 – Resale Restrictions and each US Vendor acknowledges that the Mogo Shares issued to such US Vendor pursuant to the Share Exchange will bear a legend in substantially the following form:

"THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OR (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER APPLICABLE JURISDICTIONS, AND IN THE CASE OF A TRANSACTION EXEMPT FROM REGISTRATION, UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSACTION DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT AND SUCH OTHER APPLICABLE LAWS."; and

(l)

No Brokers. Neither it nor any of its representatives has incurred any liability or obligation to any broker, agent, investment bank or other intermediary for any fee, commission or other similar payment in connection with the transactions contemplated by this Agreement.

Section 4.2 Representations and Warranties Regarding Moka

Moka and each Vendor (other than [commercially sensitive information redacted]), severally (and not jointly and severally) represents and warrants to Mogo, and acknowledges that Mogo is relying upon such representations and warranties in entering into this Agreement, that:

(a)

Incorporation and Qualification. Moka is a corporation duly incorporated and validly existing under the federal laws of Canada and has all necessary corporate power and authority to own, lease and operate its properties and assets, to carry on its business as it is currently conducted, to enter into and perform its obligations under this Agreement, and any other Ancillary Agreement to which it is a party, to undertake all the transactions contemplated herein and is not in default of any corporate filings, and no steps or proceedings have been taken by any person, voluntary or otherwise, in respect of the bankruptcy, reorganization, insolvency, liquidation, dissolution or winding up of Moka;

(b)

Subsidiaries. Moka has no direct or indirect subsidiaries (as such term is defined in the Securities Act (British Columbia)) other than those set out in the Disclosure Letter (the “Subsidiaries”), each of which is duly incorporated and validly existing under the laws of the jurisdiction in which it is incorporated and has all necessary corporate power and authority to own, lease and operate its properties and assets, to carry on its business as it is currently conducted, to perform its obligations under any Ancillary Agreement to which it is a party and is not in default of any corporate filings, and all the issued and outstanding securities of such Subsidiaries are held, directly or indirectly, by Moka and are held free and clear of all Liens except as disclosed in the Disclosure Letter, and all of such shares in the capital of the Subsidiaries have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares;

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(c)

Authorized and Issued Capital. The Disclosure Letter sets out (i) the authorized share and debt capital of Moka, and (ii) the issued and outstanding share and debt capital of Moka as of the date hereof (on a fully diluted basis) and all options, warrants, conversion rights or other rights granted by Moka for the subscription, purchase or issuance of any unissued shares or securities of Moka, as of the date of this Agreement, all of which (and no more) have been duly issued and are outstanding as fully paid and non-assessable, and (iii) at the Closing Date, the securities set out in Appendix A (and no more) will be duly issued and will be outstanding (on a fully diluted basis) as fully paid and non-assessable and have been issued in compliance with all applicable Laws;

(d)

No Other Agreements to Purchase. Except as set out in the Disclosure Letter, no person has any Contract, option, warrant, convertible promissory notes, convertible securities or any other rights or privileges (whether by Law, pre-emptive or contractual granted by Moka) capable of becoming such for the purchase, subscription, allotment or issuance of any of the unissued securities of any Moka Corporation. All of the Moka Shares that are to be acquired by Mogo pursuant to this Agreement represent all of the issued and outstanding shares in the capital of Moka as at Closing.

(e)

Dividends and Distributions. Except as set out in the Disclosure Letter, Moka has not, directly or indirectly, declared or paid any dividends or declared or made any other distribution on any of its shares of any class and has not, directly or indirectly, redeemed, purchased or otherwise acquired any of its shares of any class or agreed to do so;

(f)

Corporate Authorization. The execution and delivery of and performance by Moka of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Moka and Moka has all requisite corporate power and capacity to perform its obligations under this Agreement;

(g)

Execution and Binding Obligation. This Agreement has been duly executed and delivered by Moka and constitutes a legal, valid and binding agreements of Moka, enforceable against it in accordance with its terms subject only to any limitation under applicable laws relating to (i) bankruptcy, winding-up insolvency, arrangement, fraudulent preference and conveyance, assignment and preference and other similar laws of general application affecting creditors' rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction;

(h)	No Conflict. Except as set out in the Disclosure Letter, the execution, delivery and performance by Moka of this Agreement and the consummation of the transactions contemplated by this Agreement:

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(i)

do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) constitute or result in a violation or breach of, or conflict with, or allow any other Person to exercise any rights under, any of the terms or provisions of any Moka Corporation's constating documents;

(ii)

do not and will not (or would not with the giving of notice, the lapse of time or the happening or any other event or condition) constitute or result in a breach or violation of, or conflict with or allow any other Person to exercise any rights under, any of the terms or provisions of any contracts to which any Moka Corporation is a party (including, for greater certainty, the Moka Shareholders' Agreement) or pursuant to which any of its assets or property may be affected;

(iii)

do not and will not result in a breach of, or cause the termination or revocation of, any authorization held by any Moka Corporation in connection with the ownership of the Moka Shares or the operation of Moka's business as conducted as of the date of this Agreement; and

(iv)	do not and will not result in the violation of any Law;

(i)

Required Consents. The Disclosure Letter sets out all consents, approvals, permits, authorizations or filings as may be required for the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement. All such consents, approvals, permits, authorizations or filings shall have been obtained by the Moka Corporations at Closing;

(j)

Drag-Along Rights. The consummation of the transactions contemplated by this Agreement does not violate any provisions of the Moka Shareholders' Agreement, and was consummated without the requirement to apply Article 9 of the Moka Shareholders' Agreement with respect to drag-along rights.

(k)

Corporate Records. The minute books and corporate records of the Moka Corporations are maintained in accordance with all material applicable laws and are complete and accurate in all material respects. The financial books and records and accounts of the Moka Corporations in all material respects (i) have been maintained in accordance with good business practices on a basis consistent with prior periods, where applicable, (ii) are stated in detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of the Moka Corporations, and (iii) accurately and fairly reflect the basis for the Moka Financial Statements;

(l)

Assets. The Moka Corporations own (with good title) all of the properties and assets that they purport to own and that are necessary (along with any other assets leased or used by any of the Moka Corporations) to conduct the Business, including all the properties and assets reflected as being owned by the Moka Corporations in the Moka Financial Statements, and do not own any other property or assets. Other than as set out in the Disclosure Letter, each Moka Corporation has legal and beneficial ownership of its property and assets free and clear of all Liens. No other person owns any property or assets which are being used in the business of any Moka Corporation except for any real property leases. The Moka Corporations have full possession and control over all of their respective property and assets. No Moka Corporation owns or has ever owned any real property;

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(m)	Material Contracts. Except for the Contracts set out in the Disclosure Letter (collectively, the "Material Contracts"), no Moka Corporation is a party to or bound by:

(i)

any continuing Contract involving the performance of services, delivery of goods or materials, or payments to or by one or more Moka Corporations where the purchase or sale price or agreed value or fair market value of such goods or materials, or services commitment exceeds [commercially sensitive information redacted] annually or [commercially sensitive information redacted] over the remaining term of such Contract;

(ii)

any Contract material to the Business that expires or may be renewed at the option of any Person other than the applicable Moka Corporation so as to expire more than one (1) year after the date of this Agreement;

(iii)

any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, interest rate, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with ASPE, in excess of [commercially sensitive information redacted];

(iv)

any agreement of guarantee, support, indemnification, assumption or endorsement of, or any similar commitment with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or Indebtedness of any other Person, in excess of [commercially sensitive information redacted];

(v)

any Contract in respect of the Intellectual Property or Software owned by, licensed to or used by any Moka Corporation that generated revenue or required expenditures exceeding [commercially sensitive information redacted] during the fiscal year ended December 31, 2020;

(vi)	any Contracts for capital expenditures;

(vii)

any confidentiality, secrecy, non-disclosure or exclusivity Contract or any Contract limiting in any material respect the freedom of any Moka Corporation to engage in any line of business, set the material terms of its Contracts, compete with any other Person, or solicit any Persons for any purpose;

(viii)	any material lease by a Moka Corporation of machinery, equipment, motor vehicles, office furniture, fixtures or other personal property;

(ix)	any material distributor, sales, advertising, agency or manufacturer's representative Contract;

(x)	any Contract made out of the Ordinary Course including any Contract for the purchase of real property;

(xi)	any Contract with any Person with whom any Moka Corporation does not deal at arm's length within the meaning of the ITA;

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(xii)	any Contract which entails any change of control or other termination payments due in connection with the Share Exchange or any of the other transactions contemplated by this Agreement; or

(xiii)	any Contract that is material to the Business;

(n)	No Breach of Material Contracts.

(i)	To the knowledge of Moka, there are no circumstances that are reasonably likely to adversely affect the ability of any Moka Corporation to perform its material obligations under any Material Contract;

(ii)

To the knowledge of Moka, except as would not reasonably be expected to cause, individually or in the aggregate, a Material Adverse Change to Moka, no Moka Corporation is alleged to be in default of any Material Contract to which it is a party;

(iii)

To the knowledge of Moka, each of the Material Contracts is in full force and effect, unamended, and to the knowledge of Moka, there exists no default or event of default or event, occurrence, condition or act (including the transactions contemplated herein) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default or event of default of any Moka Corporation or its counterparty under any Material Contract;

(iv)	True, correct and complete copies of all written Material Contracts have been made available to Mogo in the Data Room;

(v)	All Contracts with non-arm's length Persons, if any, do not contain any material non-market terms;

(o)	Intellectual Property.

(i)

Except as set forth in the Disclosure Letter, with respect to all material Intellectual Property of Moka (other than intellectual property licensed under Third Party Licenses), (A) the applicable Moka Corporation is the sole owner and possesses all right, title and interest in and to the item, free and clear of all Liens, and (B) no action, suit, proceeding, arbitration, investigation, charge, complaint, claim, or demand is pending or, to the knowledge of Moka, is threatened, that challenges the legality, validity, enforceability, registration, use or ownership of the item. Each registration, filing, issuance and/or application in respect of material Intellectual Property (i) has not been abandoned, cancelled or otherwise compromised, (ii) has been maintained effective by all requisite filings, renewals and payments, and (iii) remains in full force and effect;

(ii)

To the knowledge of Moka (A) no Moka Corporation is infringing upon, misappropriating or otherwise violating any copyrights or trade secrets of any Person, (B) no Moka Corporation is infringing upon, misappropriating or otherwise violating any Intellectual Property (other than copyrights and trade secrets) of any Person, (C) no Moka Corporation has received from any Person in the past twelve (12) months any written notice, charge, complaint, claim or other written assertion alleging any such infringement, misappropriation, or other violation by any Moka Corporation of the Intellectual Property of any Person. To the knowledge of Moka, no Person is infringing, misappropriating, or otherwise violating the Intellectual Property of any Moka Corporation in any manner;

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(iii)

Each Moka Corporation uses the Intellectual Property of third parties only pursuant to written license agreements (collectively, the "Third Party Licenses") and to the knowledge of Moka, no Moka Corporation has exercised any rights, including without limitation any use, reproduction, distribution or derivative work rights, outside the scope of any Third Party Licenses;

(iv)

Except as set forth in the Disclosure Letter, each Moka Corporation has taken commercially reasonable actions to protect, preserve and maintain its material Intellectual Property and to maintain the confidentiality and secrecy of and restrict the improper use of confidential information, trade secrets and proprietary information under applicable Law including, such reasonable actions as requiring employees and consultants to enter into non-disclosure, intellectual property assignment agreements and waivers to any non-assignable rights (including moral rights), in each case to the extent that such employees or consultants have created, worked on or have developed any part of the Intellectual Property; and

(v)	To the knowledge of the Moka, there has been no unauthorized disclosure of any trade secrets or proprietary information of any Moka Corporation;

(p)	Software and Technology.

(i)

To the knowledge of Moka, except as would not, individually or in the aggregate, reasonably be expected to cause a Material Adverse Change, the computer and data processing systems, facilities and services used by any Moka Corporation are (A) substantially free of any material defects, bugs and errors, and (B) do not contain any disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials by a Person other than a Moka Corporation wherein any trade secrets, or proprietary information of any Moka Corporation has been disclosed to a third party ("Self-Help Code or Unauthorized Code");

(ii)

To the knowledge of Moka, none of the Corporation Software incorporates or is comprised of or distributed with any Publicly Available Software in a manner which (A) requires the distribution of source code in connection with the distribution of such software in object code form; (B) materially limits any Moka Corporation's freedom to seek full compensation in connection with marketing, licensing, and distributing such applications; or (C) allows a user to have the right to decompile, disassemble or otherwise reverse engineer the software by its terms and not by operation of applicable Law. At least one of the Moka Corporations is in actual possession and control of the applicable source code, object code, code writes, notes, documentation, programmers' notes, source code annotations, user manuals and know-how to the extent required for use, distribution, development, enhancement, maintenance and support of each item of material Corporation Software, subject to any licenses granted to third parties therein;

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(iii)

No Moka Corporation has disclosed Corporation Software source code to any other Person, except in connection with (A) a source code escrow agreement in which release of the Corporation Software source code is generally limited to the following contingencies: (1) a Moka Corporation ceasing to support the relevant software as required by the relevant license agreement, (2) a Moka Corporation failing adequately to maintain service levels established in the relevant license agreement, or (3) a Moka Corporation ceasing to conduct the relevant business, becomes insolvent or enters into bankruptcy; (B) a non-exclusive license of Corporation Software source code to clients; or (C) to third party service providers bound by obligations of confidentiality and non-use. Such disclosures of source code have only been made pursuant to written confidentiality terms that reasonably protect the applicable Moka Corporation's rights in the Corporation Software;

(iv)

Each Moka Corporation has in place cybersecurity measures and policies that are consistent with current needs of the Business, and that such measures and policies reasonably safeguard proper access to and the security of, the data of the Moka Corporations. To the knowledge of Moka, there is no deficiency in any Moka Corporation's cybersecurity measures or policies that could reasonably be expected to result in a loss of data or a breach of security of any Moka Corporation in any material respect;

(v)

The Disclosure Letter sets out (A) any written complaint received in the last five (5) years relating to an improper use or disclosure of any information involving any Moka Corporation; and (B) any material breaches in the information security, cybersecurity or similar systems in respect of any Moka Corporation in the past five (5) years, and in each case, the remedial action, if any taken by the applicable Moka Corporation;

(q)	Employees.

(i)	Each Moka Corporation is in material compliance with all terms and conditions of employment;

(ii)	No Moka Corporation has engaged in any unfair labour practice;

(iii)

There is no Collective Agreement in force with respect to the employees of any Moka Corporation nor is there any Contract with any employee association in respect of the employees of any Moka Corporation;

(iv)

No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any of the employees of any Moka Corporation by way of certification, interim certification, voluntary recognition, or succession rights, or has applied or, to the knowledge of Moka, threatened to apply to be certified as the bargaining agent of any employees of any Moka Corporation. To the knowledge of Moka, there are no threatened or pending union organizing activities involving any employees of any Moka Corporation and no such event has occurred within the last five (5) years. There is no labour strike, dispute, work slowdown or stoppage pending or involving or, to the knowledge of Moka, threatened against any Moka Corporation and no such event has occurred within the last five (5) years;

22

(v)	Current and complete copies of all Employment Contracts with material employees of Moka Corporations have been made available or described to Mogo in the Data Room;

(vi)

Other than the acceleration of the vesting of all outstanding options to purchase Moka Shares in connection with the Share Exchange, there are no severance, compensation, change of control, employment, retention or other Contracts or benefit plans with current or former employees providing for cash or other compensation, benefits or acceleration of benefits upon the consummation of, or relating to, the transactions contemplated by this Agreement;

(vii)

The Data Room contains a correct and complete list of each independent contractor or consultant engaged by any Moka Corporation including their names, consulting fees, any other forms of compensation or benefits, and whether they are subject to a written Contract. No Moka Corporation has received any notice from any Governmental Entity disputing the classification of any independent contractor as such;

(viii)

To the knowledge of Moka, there are no outstanding assessments, penalties, fines, Liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation and no Moka Corporation has been reassessed in any material respect under such legislation during the past three (3) years and, to the knowledge of Moka, no audit of any Moka Corporation is currently being performed pursuant to any applicable workplace safety and insurance legislation; and

(ix)	Other than as set out in the Disclosure Letter, there are no accrued bonuses payable to any officers, directors, employees or consultants of any Moka Corporation;

(r)	Employee Plans.

(i)

The Disclosure Letter lists and describes all Employee Plans. The Moka Corporations have furnished to Mogo true, correct and complete copies of all the Employee Plans (or if oral, summaries thereof), together with all related documentation;

(ii)	No Employee Plan is or is intended to be a "registered pension plan" as such term is defined in subsection 248(1) of the ITA; and

(iii)

All Employee Plans have been established, administered, communicated and invested in accordance with all Laws. Neither Moka, nor any of its agents or delegates, has breached any fiduciary obligation with respect to the administration or investment of any Employee Plan;

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(s)

Insurance. The Disclosure Letter contains a correct and complete list of insurance policies to which a Moka Corporation is a party, an insured or a beneficiary or under which a Moka Corporation or any officer or director of a Moka Corporation is covered, setting out, in respect of each policy, the type of policy, the name of insurer, the coverage allowance, the expiration date, the annual premium and any pending claims. No Moka Corporation is in default with respect to any of the provisions contained in the insurance policies and no Moka Corporation has failed to give any notice or to present any claim under any insurance policy in a due and timely fashion or has provided any information to any insurer in connection with any application for insurance that could result in the cancellation of any insurance policy for the benefit of such Moka Corporation or a denial of coverage for a risk otherwise covered by any such insurance policy or bond. To the knowledge of Moka, there are no circumstances in respect of which any Person could make a claim under any insurance policy. No Moka Corporation has received any refusal of insurance coverage or any notice that a defense will be afforded with reservation of rights. There has not been any material adverse change in the relationship of any Moka Corporation with its insurers, the availability of coverage, or in the premiums payable pursuant to the policies;

(t)

Compliance with Laws. The Moka Corporations have complied with and are in compliance, in all material respects, with all applicable Laws, have all material licences, permits, orders or approvals of, and have made all required registrations with, any Regulatory Authority that are material to the conduct of their business and have not received any notice of any alleged material violation of any such Laws, nor to Moka’s knowledge, is there any basis for a finding of any such breach of Law;

(u)

Litigation and Absence of Claims. Except as set out in the Disclosure Letter, there are no actions, suits, proceedings, grievance, arbitration, investigation, audit, or other alternative dispute resolution process involving any Moka Corporation, pending, or, to the knowledge of Moka, threatened, against any Moka Corporation. To the knowledge of Moka, there is no valid basis for any action, suit, proceeding, grievance, arbitration, investigation, audit, or other alternative dispute resolution process involving any Moka Corporation. No Moka Corporation is subject to any judgment, order or decree entered in any lawsuit or proceeding nor has any Moka Corporation settled any claim prior to being prosecuted in respect of it;

(v)	[commercially sensitive information redacted]

(w)	[commercially sensitive information redacted]

(x)	Taxes.

(i)

The Moka Corporations have timely filed all tax returns, reports and other tax filings required to be filed by them and all such tax returns, reports and other tax filings are complete and correct in all material respects. The Moka Corporations have paid, deducted, withheld or collected and remitted on a timely basis all amounts to be paid, deducted, withheld or collected and remitted with respect to any taxes, interest and penalties as required under all applicable tax laws. There are no assessments, reassessments, actions, suits or proceedings, in progress, pending, or, to the knowledge of Moka, threatened, against any Moka Corporation, and no waivers have been granted by any Moka Corporation in connection with any taxes, interest or penalties. The provisions for taxes reflected in the Moka Financial Statements are sufficient for the payment of all accrued and unpaid taxes (whether or not shown as being due on any tax returns), interest and penalties for all periods and all transactions up to the end of the most recent financial period addressed in the Moka Financial Statements. Since the publication date of the Moka Financial Statements, no material liability in respect of taxes not reflected in such financial statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business. No claim has been made by any Governmental Entity in a jurisdiction where a Moka Corporation does not file tax returns that a Moka Corporation is, or may be, subject to tax by that jurisdiction;

(ii)	[commercially sensitive information redacted]

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(y)

Financial Statements. The Moka Financial Statements (with the exception of the Moka Financial Statements of Tactex which have been prepared in accordance with International Financial Reporting Standards) have been prepared in accordance with ASPE, present fairly, in all material respects, the financial position and all material liabilities (accrued, absolute, contingent or otherwise) of the Moka Corporations as of the date thereof, and there have been no adverse material changes in the financial position of Moka since the most recent date thereof and the business of Moka has been carried on in the usual and ordinary course consistent with past practice since the most recent date thereof;

(z)

Material Liabilities. To the knowledge of Moka, no Moka Corporation has any material liability or obligation of any nature (whether known or unknown and whether absolute, accrued, contingent, or otherwise) other than (i) liabilities or obligations to the extent shown in the most recent Moka Financial Statements; (ii) current liabilities incurred in the Ordinary Course of Business since the date of the most recent Moka Financial Statements; and (iii) as disclosed in the Disclosure Letter;

(aa)

Related Party Transactions. Except as disclosed in the Disclosure Letter or as reflected in the Moka Financial Statements, no shareholder nor any officer, director, manager, equityholder, employee or affiliate of the Moka Corporations or any shareholder, or any family member of any of the foregoing, (i) owes any amount to the Moka Corporations, and the Moka Corporations do not owe any amount to, and it has not committed to make any material loan or extend or guarantee credit to or for the benefit of, any such Person, (ii) has directly or indirectly purchased, acquired or leased any property, rights or services from, or sold, transferred or leased any property, rights or services to the Moka Corporations, (iii) directly or indirectly entered into or been subject to any Contract or other transaction with the Moka Corporations outside the Ordinary Course, or (iv) directly or indirectly received any financial or other benefits from the Moka Corporation other than the payment of compensation for services rendered in the Ordinary Course;

(bb)

No Judgments etc. There are no agreements, arrangements, commitments, understandings, judgments, orders, warrants, writs, injunctions or decrees binding upon any Moka Corporations that has or would reasonably be expected to have the effect of prohibiting or materially restricting or impairing any business practice of any Moka Corporations, any acquisition of property or assets by any Moka Corporations or the conduct of business by any Moka Corporations;

(cc)

No Material Adverse Change. Since the date of the most recent Moka Financial Statements, there has not been any Material Adverse Change of any Moka Corporation, nor has there been any occurrence or circumstances which, to the knowledge of Moka, with the passage of time might reasonably be expected to have a Material Adverse Change on the Business;

(dd)

Authorizations. The Moka Corporations hold all necessary licenses required to operate its business, which licenses are in good standing and full force and effect as of the date of this Agreement and are the material authorizations reasonably required for the conduct of its business as currently conducted;

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(ee)

Regulatory Matters. No Moka Corporation has received any notice of adverse finding, warning letters, notice of violation or notice of any Regulatory Authority action or refusals or any other written correspondence or similar communications from any Regulatory Authority alleging or asserting noncompliance with any Laws, any implementing regulations pursuant to the foregoing, and all similar or related international, provincial or local statutes, regulations and directives applicable to the business of such Moka Corporation, including but not limited to provincial laws concerning certification, licensing and breaching notification requirements, except for with respect to routine audits and for which such Moka Corporation believes sufficient remedial actions have been taken. No Moka Corporation is subject to any obligation arising under an administrative or regulatory action, inspection, warning letter, notice of violation letter, or other written notice, response or commitment made to or with any other Regulatory Authority and, to the knowledge of Moka, no such proceedings have been threatened;

(ff)

Securities Laws. Moka is not a reporting issuer or equivalent in any jurisdiction and has not contravened any applicable securities laws of any jurisdiction in any material respects, including without limitation in relation to the issuance of any Moka Shares or other securities; no securities commission or other authority of any government or self-regulatory organization has issued any order preventing the Share Exchange or the trading of any securities of Moka and, to the best of the knowledge of Moka, no proceedings for such purpose are pending or threatened;

(gg)	Securities Registrations.

(i)

There is no regulatory review or field audit by any Securities Authority proceeding or pending in respect of any Moka Corporation, and to the knowledge of Moka, there are no ongoing investigations currently being undertaken by any Securities Authority against any Moka Corporation;

(ii)

Each Subsidiary which is required to be registered as a dealer or adviser with one or more Securities Authorities is so registered, and such registration has not been cancelled or revoked, and is not subject to any terms, conditions or undertakings other than as publicly disclosed with the relevant Securities Authorities as at the date of this Agreement;

(iii)	To the knowledge of Moka, no Moka Corporation is under investigation by a Securities Authority or other Governmental Entity;

(hh)	Privacy.

(i)

Each Moka Corporation that collects, stores, uses or discloses Personal Information has a written privacy policy which governs such collection, storage, use and disclosure of Personal Information, and is in compliance in all material respects with such policy;

(ii)

Except as set out in the Disclosure Letter, in connection with its collection, storage, processing, sharing, retention, disclosure, transfer (including any transfer across national borders) and/or use of any Personal Information from any individuals, including any customers, prospective customers, employees and/or other third parties, the Moka Corporations are and have been in compliance in all material respects with all applicable Law in all jurisdictions in which the Moka Corporations operate their business and the requirements of any contract or codes of conduct to which the Moka Corporations are a party;

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(ii)

Anti-Spam. The Moka Corporations are and have been in material compliance with Canada's Anti-Spam Legislation (S.C. 2010, c. 23)(CASL), and, within the meaning of that law, sends commercial electronic messages only to recipients who have provided express consent to the receipt of such messages, or with respect to whom the Moka Corporation, as applicable, is deemed to have implied consent due to the existence of an existing business relationship;

(jj)

Anti-Corruption Laws. The Moka Corporations have conducted all transactions, negotiations, discussions and dealings in full compliance with anti-bribery and anti-corruption laws and regulations applicable in any jurisdiction in which they are located or conducting business, including but not limited to the Corruption of Foreign Public Officials Act (Canada). No Moka Corporation has made any offer, payment, promise to pay or authorization of payment of money or anything of value to any government official, or any other person while having reasonable grounds to believe that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to a government official, for the purpose of (i) assisting any Moka Corporation in obtaining, retaining or directing business; (ii) influencing any act or decision of a government official in his or its official capacity; (iii) inducing a government official to do or omit to do any act in violation of his or its lawful duty, or to use his or its influence with a government or instrumentality thereof to affect or influence any act or decision of such government or department, agency, instrumentality or entity thereof; or (iv) securing any improper advantage;

(kk)

No Brokers. Neither Moka Corporation nor any of its representatives has incurred any liability or obligation to any broker, agent, investment bank or other intermediary for any fee, commission or other similar payment in connection with the transactions contemplated by this Agreement; and

(ll)

Disclosure. No representation or warranty or other statement made by Moka or the Vendors in this Agreement contains any untrue statement of material fact or a statement that is misleading in light of the circumstances in which it is made.

Section 4.3 Representations and Warranties of Mogo

Mogo represents and warrants to the Vendors, and acknowledges that each of the Vendors is relying upon such representations and warranties in entering into this Agreement, that:

(a)

Incorporation and Corporate Power. Mogo is duly formed and validly existing under the laws of the jurisdiction of its organization and its principal place of business is in British Columbia. Mogo has the corporate power and authority to enter into and perform its obligations under this Agreement;

(b)

Corporate Authorization. The execution and delivery of and performance by Mogo of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Mogo;

(c)

Execution and Binding Obligation. This Agreement has been duly executed and delivered by Mogo and constitutes a legal, valid and binding agreement of Mogo, enforceable against it in accordance with their respective terms subject only to any limitation under applicable laws relating to (i) bankruptcy, winding-up insolvency, arrangement, fraudulent preference and conveyance, assignment and preference and other similar laws of general application affecting creditors' rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction;

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(d)

No Conflict. Except as disclosed in the Mogo Disclosure Letter, the execution and delivery of and performance by Mogo of this Agreement and the consummation of the transactions contemplated by this Agreement:

(i)

do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) constitute or result in a violation or breach of, or conflict with, or allow any other person to exercise any rights under, any of the terms or provisions of its constating documents;

(ii)

do not and will not (or would not with the giving of notice, the lapse of time or the happening or any other event or condition) constitute or result in a breach or violation of, or conflict with or allow any other person to exercise any rights under, any of the terms or provisions of any contracts or instruments to which it is a party; and

(iii)	do not and will not result in the violation of any Laws.

(e)

Required Consents. The Mogo Disclosure Letter sets out all consents, approvals, permits, authorizations or filings as may be required for the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement. All such consents, approvals, permits, authorizations or filings shall have been obtained by Mogo at Closing;

(f)

Authorized Capital. The authorized capital of Mogo consists of: (i) an unlimited number of Mogo Shares, of which 59,790,262 are issued and outstanding as of the date hereof, (ii) an unlimited number of preferred shares of which none are issued and outstanding as of the date hereof. In addition, as of the date hereof, there were an aggregate of 11,112,143 Mogo Shares issuable upon the exercise or vesting of 6,532,637 stock options of Mogo, 77,000 restricted share units of Mogo and 4,502,506 Mogo warrants, issued under Mogo's stock option plan, Restricted share unit plan and certain warrant certificates and indentures, respectively. Other than the foregoing, there are no other securities convertible into or exercisable for Mogo Shares;

(g)

Issuance of the Mogo Shares. All necessary corporate action has been taken by Mogo to validly issue the Mogo Shares pursuant to the Share Exchange as fully paid and non-assessable shares in the capital of Mogo and the Vendors, as applicable, will be at the Closing the registered holder of and will hold legal title to such Mogo Shares, free and clear of all Liens whatsoever, other than statutory four-month restrictions on transfer pursuant to National Instrument 45-102 – Resale Restrictions, applicable to such Mogo Shares;

(h)	Reporting Issuer Status. Mogo is a reporting issuer not in default under the securities Laws of each of the Provinces and Territories of Canada;

(i)

Listing. The Mogo Shares are listed and posted for trading on the TSX and the NASDAQ. Mogo is in compliance in all material respects with the rules and regulations of the TSX and the NASDAQ. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of Mogo is pending, in effect or, to the knowledge of Mogo, has been threatened, or is expected to be implemented or undertaken, and Mogo is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to such order or restriction. As of Closing Date, the TSX and NASDAQ, if applicable, has or will have conditionally approved the listing of the Mogo Shares issuable in connection with the Share Exchange;

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(j)

Compliance with Laws. Mogo (including all of its subsidiaries and affiliates) has complied with and is in compliance, in all material respects, with all applicable Laws, have all material licences, permits, orders or approvals of, and has made all required registrations with, any Regulatory Authority that are material to the conduct of its business and has not received any notice of any alleged material violation of any of such Laws, nor, to the knowledge of Mogo, is there any basis for a finding of any such breach of Law;

(k)

Full Disclosure. Mogo has timely filed with the required securities regulatory authorities and stock exchanges a true and complete copy of all Mogo Public Documents required to be filed or delivered by it and the Mogo Public Documents do not (i) contain any untrue statement of a material fact or misleading statement; or (ii) omit to state a material fact necessary in order to make the statement contained therein, in light of the circumstances in which they were made, not misleading. There is no “material fact” or “material change” with respect to Mogo (as such terms are defined in Canadian Securities Laws) which have not been generally disclosed to the public in accordance with all applicable Laws. Each Mogo Public Document was complied in all material respects with applicable securities Laws at the time it was filed or, if amended, as of the date of such amendment. Mogo has not filed any confidential material change or other report or other document with any securities regulatory authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential;

(l)

Litigation and Absence of Claims. Except as set out in the Mogo Public Documents and the Mogo Disclosure Letter, there are no actions, suits, proceedings, grievance, arbitration, investigation, audit, or other alternative dispute resolution process involving Mogo, pending, or, to the knowledge of Mogo, threatened, against Mogo. To the knowledge of Mogo, there is no valid basis for any action, suit, proceeding, grievance, arbitration, investigation, audit, or other alternative dispute resolution process involving Mogo. Mogo is not subject to any judgment, order or decree entered in any lawsuit or proceeding nor it settled any claim prior to being prosecuted in respect of it except as set out in the Mogo Public Documents;

(m)

Taxes. Except as set out in the Mogo Disclosure Letter, Mogo has timely filed all tax returns, reports and other tax filings required to be filed by it and all such tax returns, reports and other tax filings are complete and correct in all material respects. Mogo has paid, deducted, withheld or collected and remitted on a timely basis all amounts to be paid, deducted, withheld or collected and remitted with respect to any taxes, interest and penalties as required under all applicable tax laws. There are no assessments, reassessments, actions, suits or proceedings, in progress, pending, or, to the knowledge of Mogo, threatened, against Mogo, and no waivers have been granted by Mogo in connection with any taxes, interest or penalties. The provisions for taxes reflected in its financial statements set out in the Mogo Public Documents are sufficient for the payment of all accrued and unpaid taxes (whether or not shown as being due on any tax returns), interest and penalties for all periods and all transactions up to the end of the most recent financial period addressed in such financial statements. Since the publication date of Mogo’s last financial statements, no material liability in respect of taxes not reflected in such financial statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business. No claim has been made by any Governmental Entity in a jurisdiction where Mogo does not file tax returns that Mogo is, or may be, subject to tax by that jurisdiction;

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(n)

Financial Statements. Mogo’s financial statements set out in the Mogo Public Documents have been prepared in accordance with the International Financial Reporting Standards, present fairly, in all material respects, the financial position and all material liabilities (accrued, absolute, contingent or otherwise) of Mogo as of the date thereof, and there have been no adverse material changes in the financial position of Mogo since the most recent date thereof and the business of Mogo has been carried on in the usual and ordinary course consistent with past practice since the most recent date thereof;

(o)

Liabilities. Mogo has no material liabilities or obligations of any nature and is not subject to any material encumbrances or any material litigation, actions, suits, proceedings, grievance, arbitration, investigation, audit or other alternative dispute resolution process that is required to be disclosed pursuant to applicable securities Laws or stock exchange rules and policies which has not been disclosed in the Mogo Public Documents; and

(p)

No Brokers. Neither Mogo nor any of its representatives has incurred any liability or obligation to any broker, agent, investment bank or other intermediary for any fee, commission or other similar payment in connection with the transactions contemplated by this Agreement.

(q)	Foreign Private Issuer. Mogo is a foreign private issuer within the meaning of Rule 405 under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”).

(r)

No Directed Selling Efforts; No General Solicitation. Neither Mogo nor any person acting on its behalf has made any Directed Selling Efforts (as defined in Regulation S under the U.S. Securities Act) with respect to the Mogo Shares. No form of general solicitation or general advertising (within the meaning of Regulation D under the U.S. Securities Act) was used by Mogo or any person acting on its behalf in connection with the offer and sale of any of the Mogo Shares, including, but not limited to, articles, notices or other communications published in any newspaper, magazine or similar medium or broadcast over television or radio or the Internet, or any seminar or meeting whose attendees have been invited by any general solicitation or general advertising within the meaning of Regulation D under the U.S. Securities Act.

ARTICLE 5
PRE-CLOSING COVENANTS

Section 5.1 Director and Officer Liability Insurance

Prior to the Closing Date, Moka shall purchase customary “tail” or “run off” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate than the protection provided by the policies maintained by Moka and its Subsidiaries which are in effect immediately prior to the Closing Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Closing Date and Mogo will, or will cause Moka and its Subsidiaries to maintain such tail policies in effect without any reduction in scope or coverage for six (6) years following the Closing Date; provided that the cost of such policies shall not exceed 200% of the current annual premium for policies currently maintained by Moka or its Subsidiaries.

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Section 5.2 Payment to the Bank of Nova Scotia

At least three (3) Business Days prior the Closing Date, Moka shall deliver to Mogo the Payment Statement from the Bank of Nova Scotia. At Closing, Mogo shall pay the Closing Date Indebtedness to the Bank of Nova Scotia, by wire transfer of immediately available funds to the accounts set out in the Payout Statement.

Section 5.3 Conversion of Preferred Shares

Prior to the Closing Date Moka shall proceed with the conversion of all preferred shares into common shares in the share capital of Moka in accordance with the terms of it constating documents, and at Closing, the Moka Shares shall be made up of common shares only, as listed in Appendix A.

Section 5.4 Termination of Moka Shareholders' Agreement

Each Vendor hereby agrees to waive any rights they may have under the Moka Shareholders' Agreement in respect of the transactions contemplated by this Agreement and agrees that the Moka Shareholders' Agreement shall be terminated upon Closing.

ARTICLE 6
CLOSING

Section 6.1 Time and Place of Closing

The Closing will take place by virtual exchange of documents at 8:00 a.m. (Vancouver time) on the Closing Date or at such other place, on such other date and at such other time as may be agreed upon in writing by the Parties.

Section 6.2 Moka Deliveries at Closing

At the Closing, Moka and the Vendors, as applicable, shall deliver to Mogo:

(a)

a certificate of status, compliance, good standing or like certificate with respect to Moka and each Subsidiary issued by appropriate government officials of their respective jurisdictions of incorporation;

(b)

a certified copy of the directors' resolutions or other documentation evidencing the approval of Moka of the Share Exchange, the entering into of this Agreement and all matters related to the Share Exchange;

(c)

share certificates representing the Moka Shares, free and clear of all Liens whatsoever, held by the Vendors accompanied by irrevocable security transfer powers of attorney duly executed in blank, together with evidence satisfactory to Mogo that the Mogo or its nominee(s) have been entered upon the books of Moka as the holder of all of the issued and outstanding Moka Shares as of the Closing Date;

(d)	the Escrow Agreements executed by the Moka CEO, the Other Employee Shareholders, [commercially sensitive information redacted] and the Vendors' Representative;

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(e)	copies of resignations and mutual releases from all directors and officers of the Moka Corporations, as required by Mogo;

(f)	evidence satisfactory to Mogo that Moka has received all necessary regulatory approvals and consents for the consummation of the Share Exchange and the transactions contemplated by this Agreement;

(g)	evidence, satisfactory to Mogo, of the release and discharge of any and all Liens affecting the Business, other than in connection with the Payout Statement; and

(h)	such other documents and instruments in connection with the Closing as may be reasonably requested by Mogo.

Section 6.3 Mogo Deliveries at Closing

At the Closing, Mogo shall deliver to Moka and the Vendors:

(a)	a certificate of status, compliance, good standing or like certificate with respect to Mogo issued by appropriate government officials in its jurisdiction of incorporation;

(b)

a certified copy of the directors' resolutions or other documentation evidencing the approval of Mogo of the Share Exchange, the entering into of this Agreement and all matters related to the Share Exchange;

(c)	the Escrow Agreements executed by Mogo and Computershare Trust Company of Canada;

(d)	evidence, delivered in accordance with Section 2.2 of this Agreement, of the Mogo Shares issued pursuant to the Share Exchange, to the respective holders thereof;

(e)	confirmation of payment of the Closing Date Indebtedness in accordance with Section 5.2; and

(f)	such other documents and instruments in connection with the Closing as may be reasonably requested by Moka or the Vendors.

ARTICLE 7
POST-CLOSING COVENANTS

Section 7.1 MAME Buy-Sell

(1)

Upon receipt of the Dutch Regulatory Consent, the MAME Buy-Sell Shareholders shall, as soon as practicable and in any event within five (5) Business Days of obtaining the Dutch Regulatory Consent, effect the disposition of all the issued and outstanding MAME Securities to Tactex pursuant to the terms of the Buy-Sell Agreement.

(2)

In the event that the Dutch Regulatory Consent is not obtained by the Outside Date (the “Incomplete Divestiture”), Mogo shall have the right, at its sole discretion, to waive the requirement regarding receipt of all approvals and non-objections to the transactions in respect of the Dutch Regulatory Consent and require the MAME Buy-Sell Shareholders to sell the MAME Securities to Tactex pursuant to the terms of the Buy-Sell Agreement, provided that it advises Moka of such decision and the Incomplete Divestiture does not result in any (i) personal liability for any director, officer, shareholder, employee, agent or representative of Moka or any of its Subsidiaries, including for greater certainty, each of the MAME Buy-Sell Shareholders (unless such liability is fully indemnified by Mogo, without any qualifications or limitations), or (ii) adverse material consequences to any individual referred to in (i), as confirmed by an independent opinion of counsel, and in such event Moka and Mogo shall cause MAME and Tactex to negotiate and enter into a commercial agreement that preserves, to the maximum extent permitted by law, the economic contribution of MAME to Tactex as at the date of this Agreement (the “Contribution Agreement”), and until such time as a Contribution Agreement is consummated, the MAME Buy-Sell Shareholders shall be deemed to hold the economic benefits of the MAME Securities in trust for Tactex.

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Section 7.2 Tax Elections

(1)

If applicable, Mogo shall cause Moka to make the election referred to in, and otherwise comply with, subsection 110(1.1) of the ITA and the analogous provisions of any applicable Law of any province or territory of Canada in respect of the cancellation of any options of Moka.

(2)

At the request of any Vendor, Mogo and such Vendor shall jointly execute an election under subsection 85(1) of the ITA (and any applicable provincial equivalent) in respect of the sale, assignment and transfer of the Moka Shares hereunder (each, a “Tax Election Form”) and agree to elect an amount in respect of the Moka Shares as shall be determined by such Vendor in its sole discretion (provided such amount is permitted under the above-mentioned provisions). Mogo will not be responsible for the proper or accurate completion of any Tax Election Form or to check or verify the content of any Tax Election Form and Mogo will not be responsible for any taxes, interest or penalties or any other costs or damages resulting from the failure by a Vendor to properly and accurately complete or file the necessary Tax Election Forms in the form and manner and within the time prescribed by the ITA (or any applicable provincial legislation).

(3)

Without limiting anything in this Agreement, the Parties agree that the transactions contemplated by this Agreement are intended to qualify as a “reorganization” within the meaning of Sections 368(a)(1)(B) of the US Internal Revenue Code of 1986, as amended (the “Code”) and that this Agreement and the exchange hereunder is part of a “plan of reorganization” to which each is a party, pursuant to Sections 354(a) and 368(a)(1)(B) of the Code and Section 1.368-2(g) of the Treasury Regulations promulgated under the Code. Each Party shall only take positions or make filings with Governmental Entities that are consistent with such treatment, unless otherwise required by a “determination” (as defined in Section 1313(a)(1) of the Code) or by applicable state, local or non-U.S. Law (and then only to the extent required by such applicable state, local or non-U.S. Law).

Section 7.3 Board Matters

Subject to applicable Laws and satisfaction of any applicable independence or other governance requirements applicable to Mogo (whether pursuant to securities Laws, stock exchange rules and policies or the policies of the Mogo Board), Mogo shall use its commercial best efforts to nominate [commercially sensitive information redacted] for election to the Mogo Board at the next annual general meeting of shareholders of Mogo at which directors are nominated for election.

Section 7.4 Confidentiality

Each Vendor hereby acknowledges that each is in possession of proprietary information in connection with the Business and the Moka Corporations (the "Confidential Information"). Each Vendor that ceases to be a shareholder of Moka as a result of the transactions contemplated by this Agreement shall and shall cause its affiliates and representatives to keep confidential and shall not use for any improper purpose or disclose to any other Person any Confidential Information, unless such information is or becomes generally available to the public other than as a result of a disclosure in violation of this Agreement. In the event any Vendor is required by Law to disclose any Confidential Information, such Vendor shall, to the extent not prohibited by applicable Law, provide Moka and Mogo with prompt notice of such requirements so that Moka may seek a protective order or other appropriate remedy or waive compliance with the provisions of this Section 7.4. Each Vendor agrees that such obligation of confidentiality continues after the Closing Date.

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Section 7.5 Public Disclosure

All public announcements regarding this Agreement or the Share Exchange shall be subject to review and reasonable consultation of Mogo and Moka, as well as any Institutional Vendor specifically named in any such public announcement, hereto as to form, content and timing, before public disclosure, always provided that a Party shall be entitled to make such public announcement if required by applicable law or regulatory requirements to immediately do so and it has taken reasonable efforts to comply herewith.

ARTICLE 8
INDEMNIFICATION

Section 8.1 Survival

All provisions of this Agreement, including this Article 8, and of any certificate, instrument or document to be delivered pursuant to or in connection with this Agreement shall not merge on the Closing and shall survive the Closing Date, the execution and delivery of any certificate, instrument or document delivered pursuant to or in connection with this Agreement and the issuance of any Mogo Shares by Mogo.

Section 8.2 Indemnification in favour of Mogo

(1)

Each Vendor shall severally (and not jointly and severally) indemnify and save Mogo, Moka and their respective shareholders, directors, officers, employees, agents and representatives harmless of and from, and shall pay for, any Damages suffered by, imposed upon or asserted against it or any of them as a result of, in respect of, connected with, or arising out of, under, or pursuant to:

(a)

any breach or inaccuracy of any representation or warranty given by such Vendor under (i) Section 4.1 as such representation or warranty would read, disregarding any reference to “materiality”, “material adverse effect”, or other similar qualification or limitation, in this Agreement or (ii) the certificates, instruments or documents to be delivered by such Vendor pursuant to this Agreement;

(b)	any failure of such Vendor to perform or fulfil any of its covenants or obligations under this Agreement; and

(c)	any failure of such Vendor to transfer good and valid title to the Moka Shares, free and clear of all Liens whatsoever.

(2)

In addition to Section 8.2(1) above, the Vendors shall severally (and not jointly and severally) indemnify and save Mogo, Moka and their respective shareholders, directors, officers, employees, agents and representatives harmless of and from, and shall pay for, any Damages suffered by, imposed upon or asserted against it or any of them as a result of, in respect of, connected with, or arising out of, under, or pursuant to:

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(a)

any breach or inaccuracy of any representation or warranty given by Moka and the Vendors under (i) Section 4.2 as such representation or warranty (at the exception of Section 4.2(cc) (No Material Adverse Change)) would read, disregarding any reference to “materiality”, “material adverse effect”, or other similar qualification or limitation, in this Agreement or (ii) the certificates, instruments or documents to be delivered by Moka pursuant to this Agreement. For greater certainty, the indemnification obligations of the Vendors pursuant to this Section 8.2(2)(a) shall be binding upon [commercially sensitive information redacted], notwithstanding that these two Institutional Vendors are excluded from the Vendors making the representations and warranties under Section 4.2; and

(b)	any failure of Moka to perform or fulfil any of its covenants or obligations under this Agreement.

Section 8.3 Indemnification in favour of the Vendors

Mogo shall indemnify and save the Vendors and their respective shareholders, directors, officers, employees, agents, successor, heirs, permitted assigns and representatives harmless of and from, and shall pay for, any Damages suffered by, imposed upon or asserted against it or any of them as a result of, in respect of, connected with, or arising out of, under or pursuant to:

(a)

any breach or inaccuracy of any representation or warranty given by Mogo contained in (i) this Agreement, as such representation or warranty would read, disregarding any reference to “materiality”, “material adverse effect”, or other similar qualification or limitation, or (ii) the certificates, instruments or documents to be delivered pursuant to this Agreement; and

(b)	any failure of Mogo to perform or fulfil any of its covenants or obligations under this Agreement.

Section 8.4 Payment in Mogo Shares

Any payment to be made by any Vendor as an Indemnifying Party pursuant to this Article 8 shall be satisfied by Mogo redeeming for no consideration any Mogo Shares issued to such Indemnifying Party pursuant to the transactions contemplated by this Agreement (the “Mogo Redemption Right”). The value of the Mogo Shares to be redeemed pursuant to the Mogo Redemption Right shall be the greater of: (a) $10.53, being the deemed value of the Mogo Shares issued to such Indemnifying Party pursuant to the Closing; and (b) the “market price” (being the 5-day VWAP) of the Mogo Shares (as such term is defined in the policies of the TSX) on the date that Mogo delivers a written notice of claim as required under this ARTICLE 8. The Mogo Redemption Right shall be exercised in respect of the Mogo Shares held in escrow pursuant to the escrow agreement contemplated by Section 3.4;

Section 8.5 Limitation on Indemnification

(1)	Mogo shall not be entitled to recover Damages from the Vendors pursuant to Section 8.1 or 8.2 unless a written notice of claim is delivered by Mogo:

(a)	to the Vendors at any time after the Closing in respect of Section 4.1; or

(b)	to the Vendors at any time on or before the date that is [commercially sensitive information redacted] after the Closing in respect of Section 4.2.

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(2)

No Vendor shall be entitled to recover any Damages from Mogo pursuant to Section 8.3 unless a written notice of claim is delivered by a Vendor to Mogo at any time on or before the date that is six (6) months after the Closing in respect of Section 4.3.

(3)

The Parties agree that the statutory limitations period shall commence on the filing of the written notice of claim by the Indemnified Person and any applicable limitations period is extended or varied to the fullest extent permitted by applicable Law to give effect to this Section 8.5(3).

(4)	The maximum aggregate liability of each Vendor for the payment of Damages pursuant to Section 8.2 shall not exceed the lesser of:

(a)	such Vendor’s pro rata proportion of such Damages; and

(b)	such Vendor's pro rata proportion of the Mogo Shares issued pursuant to the Share Exchange.

(5)

The Vendors have no obligation to make any payment for Damages for a breach of a representation or warranty pursuant to Section 8.2(2)(a) until the total of all Damages arising from such indemnification obligation exceeds [commercially sensitive information redacted], after which time the obligation shall be from the first dollar.

(6)

Mogo has no obligation to make any payment for Damages for a breach of a representation or warranty pursuant to Section 8.3(a) until the total of all Damages arising from such indemnification obligation exceeds [commercially sensitive information redacted], after which time the obligation shall be from the first dollar.

(7)

For purposes of determining whether a threshold in Section 8.5(4) or Section 8.5(6) has been met, any single claim for Damages that is less than [commercially sensitive information redacted] shall be disregarded; provided however, that any series of claims for Damages which arise out of the same occurrence or are of a similar nature shall be aggregated and treated as a single claim for Damages.

Section 8.6 Exclusions to Limitations to Liability

Notwithstanding any provision in this Agreement, nothing herein shall limit the time to make a claim against or the liability of any Party for any claim involving intentional misrepresentation or fraud.

Section 8.7 Notification of and Procedure for Claims

(1)	If a Third Party Claim is instituted or asserted against an Indemnified Person, the Indemnified Person shall promptly notify the Indemnifying Party in writing of the Third Party Claim.

(2)

The omission to notify the Indemnifying Party shall not relieve the Indemnifying Party from any obligation to indemnify the Indemnified Person, unless the notification occurs after the expiration of the specified period set out in Section 8.5 or (and only to that extent that) the omission to notify materially prejudices the ability of the Indemnifying Party to exercise its right to defend provided in this Section 8.7.

(3)

Subject to the terms of this Section 8.7 upon receiving notice of a Third Party Claim, the Indemnifying Party may participate in the investigation and defence of the Third Party Claim and may also elect to assume the investigation and defence of the Third Party Claim.

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(4)	The Indemnifying Party may not assume the investigation and defence of a Third Party Claim if:

(a)

the Indemnifying Party is also a party to the Third Party Claim and the Indemnified Person determines in good faith, upon the advice of independent legal counsel, that joint representation would be inappropriate;

(b)

the Indemnifying Party fails to provide reasonable assurance to the Indemnified Person of its financial capacity to defend the Third Party Claim and provide indemnification with respect to the Third Party Claim;

(c)

in the reasonable judgement of the Indemnified Person, the estimated amount of likely Damages in connection with such claim is greater than the maximum liability the Indemnifying Party is liable for as set out in Section 8.5;

(d)	in the reasonable judgement of the Indemnified Person, such claim involves material reputational risks to the Indemnified Person; or

(e)

the Third Party Claim seeks relief against the Indemnified Person other than monetary damages or the Indemnified Person determines in good faith that there is a reasonable probability that the Third Party Claim may adversely affect it or its affiliates and the Indemnified Person has notified the Indemnifying Party that it will exercise its exclusive right to defend, compromise or settle the Third Party Claim.

(5)

In order to assume the investigation and defence of a Third Party Claim, the Indemnifying Party must give the Indemnified Person written notice of its election within fifteen (15) days of Indemnifying Party's receipt of notice of the Third Party Claim and shall comply with the procedures set out in Appendix B.

ARTICLE 9
GENERAL

Section 9.1 Expenses

The Parties hereto acknowledge and agree that Moka on one hand on behalf of the Moka Corporations and Vendors, and Mogo on the other hand, shall be responsible for its own costs, whether or not the transactions contemplated herein are completed, including but not limited to any fees, disbursements and charges incurred with respect to its due diligence investigations and the preparation of this Agreement and any other documents, certificates and opinions required for the Closing or otherwise required in connection herewith.

Section 9.2 Notices

(1)	Each notice, demand or other communication required or permitted to be given hereunder shall be effective if by email, in writing and delivered personally, or sent by prepaid mail as follows:

(a)	If to Mogo:

Mogo Inc. 2100 – 401 W. Georgia Vancouver, BC V6B 5A1

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Attention: Gregory Feller, President and Chief Financial Officer E-mail: [personal email redacted]

With a copy to (which shall not constitute notice):

Stikeman Elliott LLP Suite 1700, 666 Burrard Street Vancouver, BC V6C 2X8

Attention: Michael Urbani and Victor Gerchikov E-mail: murbani@stikeman.com and vgerchikov@stikeman.com

(b)	If to Moka or any Vendor,

Moka Financial Technologies Inc. PH5-642 rue De Courcelle Montréal, Québec H4C 3C5

Attention: Phil Barrar, Chief Executive Officer E-mail: [personal email redacted]

With a copy to (which shall not constitute notice):

KRB Lawyer Inc. 300-240 Saint-Jacques Street West Montréal, Québec H2Y 1L9

Attentio n: Chris Karambatsos and Laurie McQueen E-mail: chris@krblaw.ca and laurie@krblaw.ca

(2)

and any notice, demand or other communication given as aforesaid shall be deemed to be received on the date of email or personal delivery if delivered or transmitted during normal business hours (and on the first Business Day thereafter if delivered or transmitted after normal business hours), and the third Business Day after mailing if sent by prepaid mail, excluding all days when normal mail service is interrupted. Any Party may from time to time change its address of service by notice to the other parties in accordance herewith.

Section 9.3 Power of Attorney

(1)

Each Vendor other than the Institutional Vendors authorizes [commercially sensitive information redacted] (the "Vendors' Representative") to act as the Vendors' representative at the Closing, and constitutes and appoints the Vendors' Representative as the true and lawful attorney of such Vendor, with full power of substitution, to act for and in the name of the Vendor at the Closing to:

(a)	sign and deliver all closing receipts and documents required;

(b)	complete or correct any errors or omissions in any form or document provided by the Vendor;

(c)	approve or accept any opinion, certificate or other document addressed or delivered to the Vendor;

(d)	give directions, or and on behalf of the Vendor, with respect to the registration and delivery of any Mogo Shares to which the Vendor is entitled; and

(e)	execute the applicable Escrow Agreement on behalf of the Vendor, and perform on behalf of the Vendor the obligations of the Vendor pursuant to the terms and conditions of that agreement.

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(2)

In the event that [commercially sensitive information redacted] is no longer able to act as the Vendors' Representative under Section 9.3(1), the Vendors agree that Mogo and Moka shall jointly appoint another person to act as the new Vendors' Representative going forward. The Parties to the Agreement further acknowledge and agree to use their best efforts to ensure that the Escrow Agreements remain in full force and effect following the appointment of the new Vendors' Representative and is binding upon the new Vendors' Representative.

(3)

The power of attorney granted under this Section 9.3 (the “Power of Attorney”) is irrevocable, is coupled with an interest, and has been given for valuable consideration (the receipt and adequacy of which are acknowledged). Any person dealing with the Vendors' Representative may conclusively presume that any document or instrument executed by the Vendors' Representative under the Power of Attorney is authorized and binding on the Vendor, without further inquiry. Each Vendor agrees to be bound by any representations made or actions taken by the Vendors' Representative under the Power of Attorney, and waives all defences that may be available to contest, negate or disaffirm any action taken in good faith under the Power of Attorney.

(4)

Each Vendor agrees not to assert any claim or commence any suit against the Vendors' Representative with respect to any action or inaction taken or failed to be taken by the Vendors' Representative in connection with its service as the representative of the Vendor, absent fraud or willful misconduct.

Section 9.4 Entire Agreement

This Agreement constitutes the entire agreement of the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, whether oral or written, existing between the parties with respect to the subject matter hereof, including for greater certainty, the letter of intend and disclosure and side agreement between Mogo and Moka dated March 22, 2021.

Section 9.5 Further Assurance

The Parties shall from time to time promptly execute or cause to be executed all such deeds, conveyances and other documents and instruments and do or cause to be done all such acts and other things which may be necessary or advisable to fully carry out and give effect to the intent of and matters contained in this Agreement.

Section 9.6 Amendments

This Agreement may only be amended by instrument in writing signed by Mogo and Moka, without further notice to or consent or approval by their respective shareholders unless strictly required by applicable law.

Section 9.7 Waivers

Any waiver or consent hereunder must be in writing and signed by the Party giving the waiver or consent. No waiver or consent hereunder shall be construed or deemed to be a waiver or consent with respect to any other provision hereof or to be a continuous waiver or consent unless so expressly provided for.

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Section 9.8 Severability

If any provision or part thereof of this Agreement is declared by a court or other judicial or administrative body of competent jurisdiction to be illegal, invalid or unenforceable, that provision or part thereof shall be severed from this Agreement and the remaining provisions of part thereof of this Agreement shall continue in full force and effect and unaffected thereby.

Section 9.9 Assignment and Enurement

This Agreement is personal in nature and may not be assigned in whole or in part without the express written consent of the other parties hereto. This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

Section 9.10 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. The parties hereto acknowledge and agree that the courts of British Columbia shall have exclusive jurisdiction with respect to any dispute or other matter arising hereunder.

Section 9.11 Time of the Essence

Time shall be of the essence hereof.

Section 9.12 Execution and Delivery

This Agreement may be signed and delivered in two or more counterparts and by facsimile or functionally equivalent electronic means, and when taken together such counterparts and facsimiles shall be deemed to constitute one and the same and an originally executed instrument having effect from the date first above written notwithstanding the date of execution and delivery.

Section 9.13 Third Party Beneficiaries

Except as otherwise provided in this Agreement, this Agreement is not intended to confer any benefits, rights, causes of action or remedies in favour any person other than the parties hereto and no person, other than the parties, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

Section 9.14 Counterparts

This Agreement may be executed (including by electronic means) in any number of counterparts, each of which (including any electronic transmission of an executed signature page), is deemed to be an original, and such counterparts together constitute one and the same Agreement.

Section 9.15 Language

(1)	The undersigned have expressly requested that this document and any notices or other documents to be given under this document, and other documents related thereto be drawn up in the English language.

(2)

Les parties aux présentes a expressément exigé que le présent document, ainsi que tout avis ou autre document à être donnée en vertu de ce document ou tout document y afférent, soient rédigés en langue anglaise.

[Remainder of page intentionally left blank. Signature pages follow.]

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IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

MOGO INC.

By:	(signed) “Greg Feller”
Name:	Greg Feller
Title:	President & Chief Financial Officer

MOKA FINANCIAL TECHNOLOGIES INC.

By:	(signed) “Philip Barrar”
Name:	Philip Barrar
Title:	Chief Executive Officer

[Commercially sensitive information redacted]

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Appendix A
Vendors

[Commercially sensitive information redacted]

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Appendix B
Third Party Claim Procedure

(2)	If the Indemnifying Party assumes the investigation and defence of a Third Party Claim:

(1)

the Indemnifying Party shall pay for all reasonable costs and expenses of the investigation and defence of the Third Party Claim except that the Indemnifying Party shall not, so long as it diligently conducts such defence, be liable to the Indemnified Person for any fees of other counsel or any other expenses with respect to the defence of the Third Party Claim, incurred by the Indemnified Person after the date the Indemnifying Party validly exercised its right to assume the investigation and defence of the Third Party Claim;

(2)

the Indemnifying Party shall reimburse the Indemnified Person for all reasonable costs and expenses incurred by the Indemnified Person in connection with the investigation and defence of the Third Party Claim prior to the date the Indemnifying Party validly exercised its right to assume the investigation and defence of the Third Party Claim;

(3)

the Indemnified Person shall not, other than with respect to Third Party Claims in respect of taxes, contact or communicate with the Person making the Third Party Claim without the prior written consent of the Indemnifying Party, unless required by applicable Law;

(4)	legal counsel chosen by the Indemnifying Party to defend the Third Party Claim must be satisfactory to the Indemnified Person, acting reasonably; and

(5)

the Indemnifying Party may not compromise and settle or remedy, or cause a compromise and settlement or remedy, of a Third Party Claim without the prior written consent of the Indemnified Person, which consent may not be unreasonably withheld, conditioned or delayed.

If the Indemnifying Party (i) is not entitled to assume the investigation and defence of a Third Party Claim under Section 8.7(4) of the Agreement, (ii) does not elect to assume the investigation and defence of a Third Party Claim, or (iii) assumes the investigation and defence of a Third Party Claim but fails to diligently pursue such defence, or the Indemnified Person concludes that the Third Party Claim is not being defended to its satisfaction, acting reasonably, the Indemnified Person has the right (but not the obligation) to undertake the defence of the Third Party Claim. In the case where the Indemnifying Party fails to diligently pursue the defence of the Third Party Claim or the Indemnified Person concludes that the Third Party Claim is not being defended to its satisfaction, acting reasonably, the Indemnified Person may not assume the defence of the Third Party Claim unless the Indemnified Person gives the Indemnifying Party written demand to diligently pursue the defence and the Indemnifying Party fails to do so within 14 days after receipt of the demand, or such shorter period as may be required to respond to any deadline imposed by a court, arbitrator or other tribunal.

(3)

If the Indemnified Person undertakes the investigation and defence of a Third Party Claim, the Indemnified Person may compromise and settle the Third Party claim but the Indemnifying Party shall not be bound by any compromise or settlement of the Third Party Claim effected without its consent (which consent may not be unreasonably withheld or delayed).

(4)

The Indemnified Person and the Indemnifying Party agree to keep each other fully informed of the status of any Third Party Claim and any related proceedings and to use their reasonable efforts to minimize Damages with respect to any Third Party Claim. If the Indemnifying Party assumes the investigation and defence of a Third Party Claim, the Indemnified Person shall, at the request and expense of the Indemnifying Party, use its reasonable efforts to make available to the Indemnifying Party, on a timely basis, those employees whose assistance, testimony or presence is necessary to assist the Indemnifying Party in investigating and defending the Third Party Claim. The Indemnified Person shall, at the request and expense of the Indemnifying Party, make available to the Indemnifying Party, or its representatives, on a timely basis all documents, records and other materials in the possession, control or power of the Indemnified Person, reasonably required by the Indemnifying Party for its use solely in defending any Third Party Claim which it has elected to assume the investigation and defence of. The Indemnified Person shall cooperate on a timely basis with the Indemnifying Party in the defence of any Third Party Claim.

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Appendix C
Representations of US Vendor

(1)

The US Vendor is an “accredited investor” within the meaning of Rule 501(a) (1), (2), (3) or (7) under the United States Securities Act of 1933, as amended, capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, including its participation in the transactions contemplated by the Share Exchange Agreement (the “Transactions”). The US Vendor is able to bear the substantial risks associated with the Transactions, including but not limited to loss of its entire investment therein.

(2)

The US Vendor has (i) received, reviewed and understood the materials, if any, made available to it in connection with the Transactions, (ii) had the opportunity to ask questions of and receive answers from the Company directly and (iii) conducted and completed its own independent due diligence with respect to the Transactions. Based on such information as it have deemed appropriate, the US Vendor has independently made its own analysis and decision to enter into the Transactions.

(3)

The US Vendor is acquiring its entire beneficial ownership interest in the Mogo Shares for its own account for investment purposes only and not with a view to any distribution of the Mogo Shares in any manner that would violate the securities laws of the United States. The US Vendor understands that the Mogo Shares have not been registered under the securities laws of the United States or any other jurisdiction and that the Mogo Shares may not be resold or transferred in the United States except in compliance with applicable law and the restrictions on transfer set forth in the definitive documentation for the Transactions.

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